Exhibit 99.1

Zhaopin Limited Reports Fourth Quarter and Fiscal Year 2017 Financial Results

BEIJING, August 15, 2017 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform1 in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced its unaudited financial results for the fourth quarter and the fiscal year ended June 30, 2017.

Throughout the release, one ADS represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

Fourth Quarter of Fiscal Year 2017 Financial Highlights

Percentage growth metrics refer to the fourth quarter of fiscal year 2017 (“Q4 FY17”) compared to the fourth quarter of fiscal year 2016 (“Q4 FY16”)

•	Total revenue increased by 19.8% to RMB486.7 million (US$71.8 million).

•	Online recruitment services revenue increased by 23.4% to RMB433.1 million (US$63.9 million).

•	Gross margin was 93.4%, compared with 91.5% in Q4 FY16.

•	Net income decreased by 36.5% to RMB57.1 million (US$8.4 million).

•	Excluding share-based compensation expenses, non-GAAP[2] net income decreased by 36.5% to RMB58.1 million (US$8.6 million).

•	Basic and diluted net income per ADS was RMB1.04 (US$0.16) and RMB1.02 (US$0.16), respectively.

•	Non-GAAP basic and diluted net income per ADS was RMB1.06 (US$0.16) and RMB1.02 (US$0.16), respectively.

Fiscal Year 2017 Financial Highlights

Percentage growth metrics refer to fiscal year 2017 (“FY17”) compared to fiscal year 2016 (“FY16”)

•	Total revenue increased by 24.1% to RMB1,914.7 million (US$282.4 million).
•	Online recruitment services revenue increased by 23.0% to RMB1,608.8 million (US$237.3 million).
•	Gross margin was 89.1% compared with 91.0% in FY16.
•	Net income decreased by 36.6% to RMB180.0 million (US$26.5 million).
•	Excluding share-based compensation expenses, non-GAAP net income decreased by 11.9% to RMB253.9 million (US$37.5 million).
•	Basic and diluted net income per ADS were RMB3.28 (US$0.48) and RMB3.18 (US$0.46), respectively.
•	Non-GAAP basic and diluted net income per ADS were RMB4.60 (US$0.68) and RMB4.46 (US$0.66), respectively.
•	Net cash[3] was RMB2.59 billion (US$382.0 million or equivalent to net cash per ADS of US$6.82) as of June 30, 2017.

“We were pleased to finish fiscal year 2017 on a solid financial and operational footing. Fourth quarter revenue increased by 19.8% year over year (“yoy”) as online recruitment services revenue increased by 23.4%. The number of unique customers4 grew by 18.4% yoy, to 454,100 unique customers. This solid growth was attributable to strong execution of our sales force and sustained benefits from re-investments in marketing and advertising.” commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin.

1 Zhaopin's website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended June 30, 2017, the number of registered users as of June 30, 2017 and the number of unique customers for the three months ended June 30, 2017.

2 Non-GAAP results exclude share-based compensation and withholding income tax attributable to undistributed earnings from Zhaopin’s PRC subsidiaries generated prior to current period. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results”.

3 Net cash equals total cash less total bank loans. Total cash includes cash and cash equivalent of RMB2,277.7 million, time deposits and restricted time deposits of RMB487.0 million. Total bank loans include long-term bank loans of RMB175.0 million.

4 A “unique customer” refers to a customer that purchases the Company’s online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

“As we look ahead, to support long-term growth in the highly competitive market alongside an evolving macro environment, our focus will remain on reinvestment and innovation to strengthen our core online platform, growing our R&D capabilities to further differentiate our products and services from our competitors. We believe this strategy is compelling and the right approach to support Zhaopin’s market position as a leading career development platform in China,” concluded Mr. Evan Guo.

Fourth Quarter of Fiscal Year 2017 Unaudited Financial Results

Revenue

Total revenue was RMB486.7 million (US$71.8 million) in Q4 FY17, representing an increase of 19.8% from RMB406.1 million in Q4 FY16.

Online recruitment services revenue for Q4 FY17 was RMB433.1 million (US$63.9million), representing a 23.4% increase from RMB350.9million for Q4 FY16. The increase was primarily driven by growth in the number of unique customers using the Company’s online recruitment services. The Company served 454,100 unique customers during Q4 FY17, representing an 18.4% increase compared with 383,561 unique customers served during Q4 FY16. The Company believes its strategic focus on continued geographic expansion and improvement in customer service contributed to the growth in the number of unique customers. Average revenue per unique customer (“ARPU”) increased by 4.3% during Q4 FY17 compared with Q4 FY16. The increase in ARPU was primarily due to the introduction of new products and cross-selling and up-selling of value-added services. This was partially offset by downward pressure on ARPU from the acquisition of new customers, who typically purchase lower-priced products at first. Zhaopin’s ARPU may vary from quarter to quarter.

Other services revenue for Q4 FY17 was RMB53.7million (US$7.9 million), representing a decrease of 2.9% from RMB55.3 million during Q4 FY16. The decrease was primarily due to decline in campus recruitment services revenue, as a result of intense competition.

Other services revenue refers to revenue from campus recruitment services, assessment services, and other human resource related services. These services complement the Company’s core online employment services by catering to the different needs in a job seeker’s career life cycle, from college to graduation, first time job seeking through changing jobs. Strategically, these services play an important role in establishing and deepening Zhaopin’s relationship with job seekers and employers.

Gross Profit and Gross Margin

Gross profit for Q4 FY17 was RMB451.4 million (US$66.6 million), representing an increase of 22.8% from RMB367.5 million for Q4 FY16.

Gross margin for Q4 FY17, as measured by gross profit as a percentage of net revenue, was 93.4%, compared to 91.5 % for Q4 FY16. The increase in gross margin was mainly due to the increased proportion of online recruitment services revenue over total revenue, as online recruitment services have a higher gross margin than other services.

Operating Expenses

Operating expenses for Q4 FY17 were RMB376.6 million (US$55.5 million), representing an increase of 38.8% from RMB271.4 million for Q4 FY16.

•	Sales and marketing expenses for Q4 FY17 were RMB262.5 million (US$38.7 million), representing an increase of 34.5% from RMB195.2 million for Q4 FY16. The increase was primarily due to increases in sales headcount and compensation, and advertising expenses. As a percentage of net revenue, sales and marketing expenses increased from 48.6% for Q4 FY16 to 54.3% for Q4 FY17, primarily as a result of strengthened marketing activities in Q4 FY17.

•	General and administrative expenses for Q4 FY17 were RMB114.0million (US$16.8 million), representing a 49.8% increase from RMB76.1 million for Q4 FY16. The increase was primarily driven by increases in employee compensation expenses and professional services fees. Share-based compensation expenses decreased from RMB1.7 million for Q4 FY16 to RMB1.0 million (US$0.15 million) for Q4 FY17 as a result of the Company’s graded vesting schedule used to recognize its share-based compensation expenses. As a percentage of net revenue, general and administrative expenses increased from 19.0% for Q4 FY16 to 23.6% for Q4 FY17.

Income from Operations

Income from operations for Q4 FY17 was RMB74.8 million (US$11.0 million), representing a 22.2% decrease from RMB96.2 million for Q4 FY16. Operating margin, as measured by income from operations as a percentage of net revenue, was 15.5% in Q4 FY17, compared with 23.9% in Q4 FY16. In Q4 FY17, the Company recognized total share-based compensation expenses of RMB1.0 million (US$0.15 million) as compared with RMB1.7 million in Q4 FY16. Excluding share-based compensation expenses, non-GAAP income from operations for Q4 FY17 was RMB75.8 million (US$11.2 million), as compared with RMB97.8 million during Q4 FY16. Excluding share-based compensation expenses, operating margin would be 15.7% in Q4 FY17, as compared with 24.4% in Q4 FY16.

Investment and Interest Income, net

Net investment and interest income for Q4 FY17 was RMB11.4 million (US$1.7 million), representing a 34.2% increase from RMB8.5 million for Q4 FY16. The growth in net investment and interest income resulted from increased interest and investment income from larger bank deposits generated from business operations and investments in principal-protected wealth management products.

Other Income, net

Other income for Q4 FY17 was RMB1.0 million (US$0.15 million), compared with RMB0.67 million for Q4 FY16.

Income tax expenses

Income tax expenses in Q4 FY17 was RMB27.5 million (US$4.1 million), representing a 77.7% increase compared with RMB15.5 million in Q4 FY16. The effective tax rate in Q4 FY17 was 32.5%, compared to 14.7% in Q4 FY16. The change in the effective tax rate was mainly due to the accrual of RMB8.8 million withholding income tax in relation to undistributed earnings from Zhaopin’s PRC subsidiaries in China, because Zhaopin’s intention to reinvest all of its profits indefinitely is no longer certain.

Net income

Net income for Q4 FY17 was RMB57.1 million (US$8.4 million), representing a 36.5% decrease from RMB89.9 million for Q4 FY16. The decrease was primarily due to lower income from operations and the accrual of RMB8.8 million withholding income tax in relation to undistributed earnings from Zhaopin’s PRC subsidiaries.

Non-GAAP net income for Q4 FY17 was RMB58.1 million (US$8.6 million), representing a 36.5% decrease from RMB91.6 million for Q4 FY16.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for Q4 FY17 were RMB1.04 (US$0.16) and RMB1.02 (US$0.16), respectively, compared with basic and diluted net income per ADS of RMB1.62 and RMB1.56, respectively, for Q4 FY16.

Non-GAAP basic and diluted net income per ADS for Q4 FY17 were RMB1.06 (US$0.16) and RMB1.02 (US$0.16), respectively, compared with non-GAAP basic and diluted net income per ADS of RMB1.66 and RMB1.60, respectively, for Q4 FY16.

Fiscal Year 2017 Unaudited Financial Results

Revenue

Total revenue were RMB1,914.7 million (US$282.4 million) in FY17, representing an increase of 24.1% from RMB1,542.9 million in FY16.

Online recruitment services revenue for FY17 was RMB1,608.8 million (US$237.3 million), representing a 23.0% increase from RMB1,307.6 million for FY16. The Company served 613,083[5] unique customers during FY17, representing a 20.3% increase compared with 509,813 unique customers served during FY16. The increase was primarily driven by increased efforts to acquire and retain customers as a result of the Company’s strategic focus on continued geographic expansion, particularly amongst SMEs, and improvement of customer services.

Other services revenue for FY17 was RMB305.9 million (US$45.1 million), representing an increase of 30.0% from RMB235.3 million during FY16. The increase was mainly driven by continued growth in the Company’s assessment services and campus recruitment services.

Gross Profit and Gross Margin

Gross profit for FY17 was RMB1,691.9 million (US$249.6 million), representing an increase of 22.1% from RMB1,385.7 million for FY16.

Gross margin for FY17, as measured by gross profit as a percentage of net revenue, was 89.1%, compared with 91.0% for FY16.

Operating Expenses

Operating expenses for FY17 were RMB1,394.2 million (US$205.7 million), representing an increase of 29.3% from RMB1,078.3 million for FY16.

•	Sales and marketing expenses for FY17 were RMB983.7 million (US$145.1 million), representing an increase of 26.5% from RMB777.8 million for FY16. The increase was primarily due to increases in sales compensation expenses, expenditure on advertising activities and investment in new business initiatives.

•	General and administrative expenses for FY17 were RMB410.5 million (US$60.6 million), representing a 36.6% increase from RMB300.5 million for FY16. The increase was primarily driven by increases in employee compensation expenses and professional service fees due to the potential going-private transaction.

Income from Operations

Income from operations for FY17 was RMB297.7 million (US$43.9 million), representing a 3.1% decrease from RMB307.3 million for FY16. Operating margin, as measured by income from operations as a percentage of net revenue, was 15.7% in FY17, compared with 20.2% in FY16. In FY17, the Company recognized total share-based compensation expenses of RMB4.3 million (US$0.63 million), compared with RMB4.2 million in FY16. Excluding share-based compensation expenses, non-GAAP income from operations for FY17 was RMB302.0 million (US$44.5 million), as compared to RMB311.5 million during FY16. Excluding share-based compensation expenses, operating margin would be 15.9% in FY17, compared with 20.5% in FY16.

Net Investment and Interest Income

Net investment and interest income for FY17 was RMB44.1 million (US$6.5 million), representing a 52.2% increase from RMB29.0 million for FY16. The significant growth in net investment and interest income was mainly due to increased interest income from bank deposits and investments in principal-protected wealth management products as well as reduced loan interest expenses and loan facility transaction costs.

Other Income, net

Other income for FY17 was RMB7.0 million (US$1.0 million), representing a 17.7% increase from other income of RMB5.9 million for FY16.

Income tax expenses

Income tax expenses for FY17 was RMB166.1 million (US$24.5 million), representing a 185.4% increase compared with RMB58.2 million for FY16. The effective tax rate for FY17 was 48.0%, compared to 17.0% for FY16. The change in the effective tax rate was mainly due to the accrual of RMB102.9 million withholding income tax in relation to undistributed earnings from Zhaopin’s PRC subsidiaries in China, of which RMB69.7 million withholding income tax expense was attributable to undistributed profit prior to the start of FY17, because Zhaopin’s intention to reinvest all of its profits indefinitely is no longer certain since Q2 FY17.

 5 The number of unique customers in the fiscal year ended June 30, 2017 has reflected the elimination of multiple purchases made by the same customer during the fiscal year ended June 30, 2017, while the number of unique customers in the quarter ended June 30, 2017 has reflected the elimination of multiple purchases made by the same customer during that quarter. The difference between the number of unique customers in the fiscal year ended June 30, 2017 and the number of unique customers in the quarter ended June 30, 2017 was relatively small, due to the fact that a small portion of unique customers terminated their agreements with us prior to the quarter ended June 30, 2017 and did not renew their agreements with us in the quarter ended June 30, 2017.

Net Income

Net income for FY17 was RMB180.0 million (US$26.5 million), representing a 36.6% decrease from RMB284.1 million for FY16.

Non-GAAP net income for FY17 was RMB253.9 million (US$37.5 million), representing an 11.9% decrease from RMB288.3 million for FY16.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for FY17 were RMB3.28 (US$0.48) and RMB3.18 (US$0.46) respectively, compared with basic and diluted net income per ADS of RMB5.18 and RMB4.96, respectively, for FY16.

Non-GAAP basic and diluted net income per ADS for FY17 were RMB4.60 (US$0.68) and RMB4.46 (US$0.66) respectively, compared with non-GAAP basic and diluted net income per ADS of RMB5.26 and RMB5.04, respectively, for FY16.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of June 30, 2017, the Company had cash and cash equivalents, restricted cash and time deposits of RMB2,764.7 million (US$407.8 million), representing a 20.8% increase from RMB2,289.2 million as of June 30, 2016. The increase in the Company’s cash and cash equivalents, restricted cash and time deposits was mainly attributable to strong net cash flows generated from operating activities, issuance of ordinary shares upon exercise of employees’ stock options.

Net cash flow generated from operating activities in FY17 amounted to RMB567.0 million (US$83.6 million), representing an increase of 32.4% from RMB428.3 million in FY16.

Status of Going-private Transaction

On April 6, 2017, the Company announced that it has entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with SEEK International Investments Pty Ltd. ("SEEK International"), and Zebra Mergerco, Ltd., a Cayman Islands exempted company incorporated by an affiliate of Hillhouse Capital Management, Ltd. ("Hillhouse Capital Management"), and FV Investment Holdings, an affiliate of FountainVest Partners ("FV Investment", together with SEEK International and Hillhouse Capital Management, the "Buyer Group"). Pursuant to the Merger Agreement, the Buyer Group will acquire all of the outstanding shares of the Company for cash consideration, that together with the amount of the Special Dividend (as discussed below) will equal US$9.10 per ordinary share of the Company (each, a "Share") and US$18.20 per ADS.

On June 19, 2017, the Company declared the final amount of the Special Dividend as US$0.94 per Share (corresponding with US$1.88 per ADS), which was determined in accordance with the Merger Agreement. Payment of the Special Dividend is conditioned upon the consummation of the Merger and is to be made by the Company as soon as practicable (and no later than three business days) following the Effective Time. Only holders of record of Shares and ADSs as of immediately prior to the Effective Time will be entitled to receive the Special Dividend in respect of their Shares and ADSs, as applicable.

The closing of the merger is currently expected to occur shortly after the consummation of an extraordinary general meeting of shareholders of the Company, and is subject to customary closing conditions, including the approval by majority of not less than two-thirds of the votes of holders of the Shares present and voting in person or by proxy as a single class at a meeting of the Company's shareholders, and the other closing conditions specified in the Merger Agreement.

The Company and certain other participants in the transactions have filed with the U.S. Securities and Exchange Commission (the "SEC") a Schedule 13E-3 transaction statement, which includes a proxy statement of the Company. The Company plans to mail the definitive proxy statement to its shareholders and ADS holders in due course prior to an extraordinary meeting of shareholders of the Company, which is currently expected to be held in the second half of September 2017. The Schedule 13E-3 includes a description of the Merger Agreement and contains other important information about the merger, the Company and the other participants in the merger. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RELATED MATTERS. In addition to receiving the definitive proxy statement and Schedule 13E-3 transaction statement by mail, shareholders are also able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

Due to the potential pending going-private transaction, Zhaopin will not be providing an outlook statement.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.7793 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2017.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expenses and the withholding income tax attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to current period. The Company believes that excluding share-based compensation expenses and the withholding income tax attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to current period from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expenses and the withholding income tax attributable to undistributed earnings of Zhaopin’s PRC subsidiaries generated prior to current period, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Conference Call

Zhaopin’s management will host an earnings conference call on Tuesday, August 15, 2017 at 10:30 p.m. U.S. Eastern Time (10:30 a.m. Beijing/ Hong Kong Time on August 16, 2017).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong Toll Free:	800-905945
Mainland China Toll Free:	4001-201203
Passcode:	ZPIN

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 10:30 p.m. U.S. Eastern Standard Time, August 24, 2017. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10111019

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Zhaopin’s website at http://www.zhaopin.com.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended June 30, 2017, number of registered users as of June 30, 2017 and number of unique customers for the three months ended June 30, 2017. The Company’s over 140.0 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2017, approximately 49.3 million job postings[6] were placed on Zhaopin’s platform by 613,083 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

6 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares	For the Three Months Ended
and ADS and per share and per ADS data)	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	350,856	433,068	63,881
Other services revenue	55,290	53,665	7,916
Total Revenue	406,146	486,733	71,797
Less: Business tax and surcharges	(4,586)	(3,457)	(510)
Net Revenue	401,560	483,276	71,287
Cost of services	(34,032)	(31,926)	(4,709)
Gross profit	367,528	451,350	66,578
Operating expenses:
Sales and marketing expenses	(195,231)	(262,522)	(38,724)
General and administrative expenses	(76,132)	(114,045)	(16,823)
Total operating expenses	(271,363)	(376,567)	(55,547)
Income from operations	96,165	74,783	11,031
Other income/(expenses):
Foreign currency exchange gain/(loss)	33	(2,633)	(388)
Investment and interest income, net	8,492	11,397	1,681
Other income, net	667	1,012	149
Income before income tax expenses	105,357	84,559	12,473
Income tax expenses	(15,457)	(27,471)	(4,052)
Net income	89,900	57,088	8,421
Add: Net loss attributable to the non-controlling interest shareholders	138	1,186	175
Net income attributable to Zhaopin Limited’s shareholders	90,038	58,274	8,596

Net income per share:
-Basic	0.81	0.52	0.08
-Diluted	0.78	0.51	0.08
Net income per ADS:
-Basic	1.62	1.04	0.16
-Diluted	1.56	1.02	0.16
Weighted average number of shares used in computing net income per share:
-Basic	110,890,906	111,736,492	111,736,492
-Diluted	114,700,298	115,276,164	115,276,164

Comprehensive income:
Net income	89,900	57,088	8,421
Foreign currency translation adjustment, net of tax	6,787	(13,886)	(2,048)
Total comprehensive income	96,687	43,202	6,373

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares	For the Twelve Months Ended
and ADS and per share and per ADS data)	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	1,307,646	1,608,750	237,303
Other services revenue	235,250	305,905	45,123
Total Revenue	1,542,896	1,914,655	282,426
Less: Business tax and surcharges	(20,207)	(15,546)	(2,293)
Net Revenue	1,522,689	1,899,109	280,133
Cost of services	(137,023)	(207,186)	(30,561)
Gross profit	1,385,666	1,691,923	249,572
Operating expenses:
Sales and marketing expenses	(777,783)	(983,741)	(145,110)
General and administrative expenses	(300,546)	(410,485)	(60,550)
Total operating expenses	(1,078,329)	(1,394,226)	(205,660)
Income from operations	307,337	297,697	43,912
Other income/(expenses):
Foreign currency exchange gain/(loss)	80	(2,638)	(389)
Investment and interest income, net	28,959	44,064	6,500
Other income, net	5,908	6,954	1,026
Income before income tax expenses	342,284	346,077	51,049
Income tax expenses	(58,196)	(166,099)	(24,501)
Net income	284,088	179,978	26,548
Add: Net (income)/loss attributable to the non-controlling interest shareholders	(266)	2,612	385
Net income attributable to Zhaopin Limited’s shareholders	283,822	182,590	26,933

Net income per share:
-Basic	2.59	1.64	0.24
-Diluted	2.48	1.59	0.23
Net income per ADS:
-Basic	5.18	3.28	0.48
-Diluted	4.96	3.18	0.46
Weighted average number of shares used in computing net income per share:
-Basic	109,481,823	111,354,480	111,354,480
-Diluted	114,266,812	115,030,843	115,030,843

Comprehensive income:
Net income	284,088	179,978	26,548
Foreign currency translation adjustment, net of tax	19,736	(3,321)	(490)
Total comprehensive income	303,824	176,657	26,058

ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares)	As of June 30,	As of June 30
	2016	2017	2017
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,725,464	2,277,681	335,976
Time deposits and restricted time deposits	563,741	350,000	51,628
Accounts receivable, net	21,949	30,648	4,521
Amounts due from a related party	437	-	-
Prepayments and other current assets	117,369	141,526	20,875
Deferred tax assets	27,055	43,084	6,355
Total current assets	2,456,015	2,842,939	419,355
Non-current assets:
Restricted time deposits	-	137,011	20,210
Long-term investment	-	60,000	8,850
Property and equipment, net	50,839	51,026	7,527
Intangible assets, net	19,865	24,493	3,613
Goodwill	64,827	85,011	12,540
Other non-current assets	4,127	91,017	13,426
Deferred tax assets	2,917	4,972	733
Total non-current assets	142,575	453,530	66,899
TOTAL ASSETS	2,598,590	3,296,469	486,254
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term bank loans	172,411	-	-
Amount due to related party	-	251	37
Accounts payable	8,460	15,011	2,214
Deferred revenue	708,359	886,002	130,692
Salaries and welfare payable	124,031	174,405	25,726
Taxes payable	70,563	96,340	14,211
Accrued expense and other current liabilities	100,110	258,824	38,179
Total current liabilities	1,183,934	1,430,833	211,059
Non-current liabilities:
Deferred revenue	4,293	4,070	600
Long-term bank loans	-	175,042	25,820
Deferred tax liabilities	19,511	71,756	10,585
Total liabilities	1,207,738	1,681,701	248,064
Shareholders' equity:
Ordinary shares	7,485	7,562	1,115
Additional paid-in capital	1,546,833	1,576,142	232,493
Statutory reserves	10,769	8,280	1,221
Accumulated other comprehensive income	16,565	13,244	1,954
Accumulated deficit	(202,718)	(17,639)	(2,602)
Non-controlling interests	11,918	27,179	4,009
Total shareholders' equity	1,390,852	1,614,768	238,190
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,598,590	3,296,469	486,254

ZHAOPIN LIMITED

Reconciliations of GAAP and Non-GAAP results

(Amounts in thousands, except for number of	For the Three Months Ended
shares and ADS and per share and per ADS data)	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
GAAP income before income tax expenses	105,357	84,559	12,473
Add back: share-based compensation expenses	1,662	1,019	150
Non-GAAP income before income tax expenses	107,019	85,578	12,623
GAAP income tax expenses	(15,457)	(27,471)	(4,052)
Add back: Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(15,457)	(27,471)	(4,052)
Non-GAAP net income	91,562	58,107	8,571
Add: Net loss attributable to the non-controlling interest	138	1,186	175
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	91,700	59,293	8,746
Net income per share:
-Basic	0.81	0.52	0.08
-Diluted	0.78	0.51	0.08
Add: Non-GAAP adjustments to net income per share
-Basic	0.02	0.01	-
-Diluted	0.02	-	-
Non-GAAP net income per share
-Basic	0.83	0.53	0.08
-Diluted	0.80	0.51	0.08
Non-GAAP net income per ADS
-Basic	1.66	1.06	0.16
-Diluted	1.60	1.02	0.16
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	110,890,906	111,736,492	111,736,492
-Diluted	114,700,298	115,276,164	115,276,164

ZHAOPIN LIMITED

Reconciliations of GAAP and Non-GAAP results

(Amounts in thousands, except for number of shares	For the Twelve Months Ended
and ADS and per share and per ADS data)	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
GAAP income before income tax expenses	342,284	346,077	51,049
Add back: share-based compensation expenses	4,165	4,292	633
Non-GAAP income before income tax expenses	346,449	350,369	51,682
GAAP income tax expenses	(58,196)	(166,099)	(24,501)
Add back: Tax impact of share-based compensation expenses	-	-	-
Add back: withholding income tax expense attributable to undistributed profit prior to the start of FY17	-	69,678	10,278
Non-GAAP income tax expenses	(58,196)	(96,421)	(14,223)
Non-GAAP net income	288,253	253,948	37,459
Less: Net (income)/loss attributable to the non-controlling interest	(266)	2,612	385
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	287,987	256,560	37,844
Net income per share:
-Basic	2.59	1.64	0.24
-Diluted	2.48	1.59	0.23
Add: Non-GAAP adjustments to net income per share
-Basic	0.04	0.66	0.10
-Diluted	0.04	0.64	0.10
Non-GAAP net income per share
-Basic	2.63	2.30	0.34
-Diluted	2.52	2.23	0.33
Non-GAAP net income per ADS
-Basic	5.26	4.60	0.68
-Diluted	5.04	4.46	0.66
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	109,481,823	111,354,480	111,354,480
-Diluted	114,266,812	115,030,843	115,030,843

For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ christensenir.com